MEALTHY, INC.

UNAUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2018 AND 2017

MEALTHY, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2018 AND 2017
(Unaudited)

ASSETS		2018		2017
Current assets:				
Cash	$	524,462	$	24,439
Accounts receivable, net	$	315,150	$	77,019
Inventory	$	947,130	$	1,090,322
Total current assets	$	1,786,742	$	1,191,780
Due from affiliates	$	32,494	$	-
Other assets	$	3,839	$	-
Total assets	$	1,823,075	$	1,191,780
LIABILITIES AND EQUITY				
Current Liabilities:				
Accounts payable and accrued expenses	$	204,436	$	-
Sales taxes payable	$	112,564	$	9,807
Total current liabilities	$	316,999	$	9,807
Total liabilities	$	316,999	$	9,807
Equity:				
Common Stock, no par value, 1,000,000 shares authorized (see note 8), 1,000 issued and outstanding as of December 31, 2018	$	-	$	-
Additional paid in capital	$	5,602,864	$	3,356,120
Accumulated deficit	$	(4,096,788)	$	(2,174,147)
Total equity	$	1,506,076	$	1,181,973
Total liabilities & equity	$	1,823,075	$	1,191,780

See Independent Accountant's Review Report.
The accompanying notes are an integral part of these unaudited financial statements.

MEALTHY, INC.
PROFIT AND LOSS STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(Unaudited)

	2018	2017
Revenues	$ 6,322,361	$ 261,384
Cost of revenues	$ 6,062,263	$ 742,138
Gross profit (loss)	$ 260,098	$ (480,754)
Operating expenses:		
Operating expenses	$ 2,179,768	$ 1,691,383
Total operating expenses	$ 2,179,768	$ 1,691,383
Loss from operations	$ (1,919,670)	$ (2,172,137)
Other income (expenses):		
Other expenses	$ (2,971)	$ (2,010)
Total other (expenses), net	$ (2,971)	$ (2,010)
Loss before provision for income taxes	$ (1,922,641)	$ (2,174,147)
Provision for income taxes	$ -	$ -
Net Loss	$ (1,922,641)	$ (2,174,147)

See Independent Accountant's Review Report.
The accompanying notes are an integral part of these unaudited financial statements.

MEALTHY, INC.
STATEMENT OF CHANGES IN EQUITY (DEFICIT)
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(Unaudited)

| | Common Stock | | Additional Paid in Capital | Accumulated Deficit | Total Stockholders' Equity (Deficit) |
	Shares	Amount			
Balance January 1, 2017	-	$ -	$ -	$ -	$ -
Contributions	-	$ -	$ 3,356,120	$ -	$ 3,356,120
Net Loss	-	$ -	$ -	$ (2,174,147)	$ (2,174,147)
Balance December 31, 2017	-	$ -	$ 3,356,120	$ (2,174,147)	$ 1,181,973
Contributions	-	$ -	$ 2,246,744	$ -	$ 2,246,744
Issuance of founders shares	1,000	$ -	$ -	$ -	$ -
Net Loss	-	$ -	$ -	$ (1,922,641)	$ (1,922,641)
Balance December 31, 2018	1,000	$ -	$ 5,602,864	$ (4,096,788)	$ 1,506,076

See Independent Accountant's Review Report.
The accompanying notes are an integral part of these unaudited financial statements.

MEALTHY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2018 AND 2017
(Unaudited)

	2018	2017
Cash flows from operating activities:		
Income from continuing operations	$ (1,922,641)	$ (2,174,147)
Adjustments to reconcile net income to net cash provided by operating activities:		
Accounts receivable	$ (238,131)	$ (77,019)
Inventory	$ 143,192	$ (1,090,322)
Accounts payable and accrued expenses	$ 204,436	$ -
Sales taxes payable	$ 102,757	$ 9,807
Net cash provided by continuing operating activities	$ (1,710,388)	$ (3,331,681)
Cash flows from investing activities:		
Other current assets	$ (32,494)	$ -
Security deposit	$ (3,839)	$ -
Net cash (used in) investing activities	$ (36,333)	$ -
Cash flows from financing activities:		
Capital contributions	$ 2,246,744	$ 3,356,120
Net cash (used in) financing activities	$ 2,246,744	$ 3,356,120
Net increase (decrease) in cash	$ 500,023	$ 24,439
Cash, beginning of year	$ 24,439	$ -
Cash, end of year	$ 524,462	$ 24,439

See Independent Accountant's Review Report.
The accompanying notes are an integral part of these unaudited financial statements.

NOTE 1 - NATURE OF OPERATIONS

Mealthy, Inc. ("the Company") is a corporation formed on May 1, 2017 ("Inception") under the laws of the State of Delaware. The Company is a social community and resource for food enthusiasts. The Company designs and develops technological cooking utensils and kitchen appliances for preparation of proprietary health conscious recipes.

Since inception, the Company has relied on founder contributions to fund operating losses. As of December 31, 2018 and 2017, the Company has negative working capital and will likely incur additional costs prior to revenue generating activities. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 8) and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2018 and 2017, the Company is operating as a going concern. See Note 1 and Note 7 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2018 and 2017, the Company had $524,462 and $24,439, respectively, of cash on hand.

Accounts Receivable, Net

Accounts receivable are stated net of discounts and allowance for doubtful accounts. Accounts receivable reflect unpaid revenues from sales of products via online marketplaces. Sales revenue is accumulated at the Company's marketplace account and released to the Company every two weeks. Products sold are shipped upon receipt of confirmation that payment in full has been made to the marketplace account. The Company believes that its credit exposure risk is limited. As of December 31, 2018 and 2017, accounts receivable balances were $315,150 and $77,019, respectively.

Inventory

Inventory consists of raw materials, supplies, and completed items that are held for sale. The Company values their inventory at the lower of cost or market using the first in, first out ("FIFO") method.

Property and Equipment, Net

The Company capitalizes long-lived assets with an original purchase price of $2,500 or more. Property and equipment are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets.

Revenue Recognition

Sales comprise the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company's activities. Sales are presented, net of sales taxes, rebates and discounts. The Company recognizes revenue when the amount of revenue and related cost can be reliably measured and it is probable that the collectability of the related receivables is reasonably assured.

Cost of Revenues

Included in cost of revenues are inventory items, supplies, freight, product loss, and marketplace selling fees and commissions.

Advertising and Marketing

The Company uses advertising and marketing to promote the services and products it provides. These costs are expensed as incurred. For the year ended December 31, 2018 and 2017, advertising and marketing costs amounted to $669,212 and $115,679, respectively.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC Topic, "Income Taxes." The Company has elected to be an "S" Corporation under Subchapter "S" of the Internal Revenue Code and applicable state laws, whereby their results of operations will be included in the individual Federal and state income tax returns of its stockholder. Accordingly, there is no provision for Federal income taxes in the accompanying financial statements. These entities may be subject to taxes for state and local purpose.

Software Development Costs

Costs directly attributable to the development of computer software are capitalized as intangible assets only when technical feasibility of the project is demonstrated, the Group has an intention and ability to complete and use the software, and the costs can be measured reliably. Such costs include purchases of materials and services and payroll related costs of employees directly involved in the project. Research costs are recognized as an expense when incurred.

Research and Development Costs

The Company applies the principals of FASB ASC 730-10-50 and FASB ASC 730-20-50 to reporting research and development costs. Research and Developed costs are charged to operations when incurred and are included in operating expenses. The amounts charged during the year ended December 31, 2018 and 2017 were $1,047,728 and $1,011,395, respectively.

NOTE 3 – INCOME TAX PROVISION

The Company has not filed its corporate income tax return for the period ended December 31, 2018. Management believes that the income tax return will be timely filed. The income tax returns will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed. The Company incurred a loss during the period from Inception through December 31, 2018.

The Company plans to make a section 280C election with the December 31, 2018 income tax return. The election will reduce the allowable pass-through federal research and development income tax credits to be claimed on the shareholder's individual income tax returns. In exchange, the Company will deduct the full cost of Research and Development expenses without reduction for income tax credit provisions.

NOTE 4 – ISSUANCE OF CAPITAL STOCK

As of December 31, 2018, the Company authorized 1,500 shares of common stock, no par value. 1,000 shares have been issued to its sole stockholder as founder shares.

NOTE 5 – RELATED PARTIES

Due from affiliates represent unsecured, non-interest-bearing advances to entities primarily owned by the stockholder of the Company, with no set repayment terms. Such amounts have been classified as noncurrent as they are not expected to be paid within 12 months from the balance sheet date. For the year ended December 31, 2018 and 2017, founder contributions amounted to $2,246,744 and $3,356,120, respectively.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017 and incurred a loss during the year ended December 31, 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 8), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 - SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering up to 1,070,000 SAFEs for up to $1,070,000 (the "Crowdfunded Offering"). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount, by the deadline set in the Form C, as amended (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% cash-commission fee and a securities-commission equivalent to 2% of the securities issued in this offering."

Authorization of Common Stock

On March 14, 2019, the Company filed an amendment to its certificate of incorporation to increase its authorized shares of common stock from 1,500 shares, no par value, to 1,000,000 shares with a $.0001 per share par value.

Management's Evaluation

The Company has evaluated events and transactions that occurred between December 31, 2018 and April 19, 2019, which is the date the financial statements were available to be issued, for possible disclosure and recognition and the Company found no events and transactions that need to be disclosed in the financial statements.